UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Notice of Decision from Nasdaq Hearings Panel

As previously disclosed, on September 25, 2023, Jin Medical International Ltd. (the “Company”) received a letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”)  indicating that the Company was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. On December 18, 2023, the Company received a letter from Nasdaq, notifying the Company that it had failed to provide a detailed plan to support a decision for further time for compliance. Additionally, Nasdaq staff (the “Staff”) determined that the Company did not meet the 300 Round Lot Holder requirement for initial listing on the Nasdaq Capital Market.

The Company submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”). Subsequently on December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel (the “Hearing”) was scheduled on March 14, 2024.  After reviewing the Company’s prehearing submission, Nasdaq subsequently informed the Company on February 29, 2024 that it has regained compliance with the Nasdaq Listing Rule 5550(a)(3).

The Company, however, still had an outstanding deficiency for its failure to file its annual report on Form 20-F for the period ended September 30, 2023 and, consequently, does not meet the filing requirement in Listing Rule 5250(c). Therefore, the Hearing has been held as scheduled regarding such deficiency.

On March 28, 2024, the Company received a hearing decision letter from Nasdaq stating that the Panel has granted the Company’s request for continued listing on The Nasdaq Stock Market, subject to the condition that the Company files its annual report on Form 20-F for fiscal year 2023 (the “Annual Report”) with the SEC on or before May 20, 2024 (the “Extension Period”).

The Company is currently working on the preparation of its Annual Report and plan to file the Annual Report within the Extension Period to regain compliance with the periodic filing requirement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: March 29, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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